UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Kubla Khan, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

501168108

(CUSIP Number)

Joshua B. Grode, Esq.
Liner, Yankelevitz, Sunshine & Regenstreif LLP
1100 Glendon Avenue, 14th Floor, Los Angeles, California 90024  (310) 500-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xuemei Fang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,100,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,100,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,100,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ZhongNan Xu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,100,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,100,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”), of Kubla Khan, Inc., a Utah corporation (the “Issuer”).  The name and address of the principal executive offices of the Issuer are Kubla Khan, Inc., 57-71 # High-Tech Industrial Park NanShan, District ShenZhen, People’s Republic of China 51805.

Item 2.	Identity and Background

(a)           This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Xuemei Fang an individual and a citizen of the People’s Republic of China.
ZhongNan Xu an individual and a citizen of the People’s Republic of China (collectively, the “Reporting Persons”).

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b) The address of the Reporting Persons is 202 C Yu Luan Yuan, WanKe City Garden, XiangMei Rd., Shenzen, People’s Republic of China 518034.
(c) The Reporting Persons are engaged primarily in the business of investment.

(d) – (e) Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3.	Source and Amount of Funds or Other Consideration

On March 31, 2004, the Issuer completed a private offering of 5.5 million shares of its common stock at a per share purchase price of $0.10 resulting in gross proceeds of $550,000 in cash.  The private placement resulted in a change of control in the Issuer.  Pursuant to the sale, Xuemei Fang acquired 3,000,000 shares of Common Stock and became the beneficial owner of 55.2% of the Issuer’s issued and outstanding shares of Common Stock.  Pursuant to the sale, ZhongNan Xu acquired 2,000,000 shares of Common Stock and became the beneficial owner of 37.4% of the Issuer’s issued and outstanding shares of Common Stock.  The consideration for each sale was derived from the Reporting Person’s personal funds.  In connection with such transaction the Reporting Persons also entered into option agreement with each of the other private offering subscribers to purchase an aggregate of 100,000 shares of Common Stock .  The consideration for the sale was derived from each of the Reporting Person’s personal funds.  On March 31, 2004, the most recent bid price of our common stock was $1.13 per share (no ask price was available), however the Common Stock of the Company is not and has not been actively traded.  The Issuer believes that the issuance of securities was made in transactions exempt from registration of the Securities Act of 1933, as amended (the “Securities Act”), under Regulations D and S of the Securities Act.

Item 4.	Purpose of Transaction
The purpose of the transaction was to acquire a majority of the Common Stock of the Issuer.

The Issuer has disclosed to the Reporting Person that it is holding itself available for one or more extraordinary corporate transactions such as a merger, acquisition or reorganization.  The Reporting Persons intend to cooperate with the Issuer in facilitating such corporate transactions.  Depending on various factors including, without limitation, the Issuer’s business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future engage in actions as he deems appropriate to facilitate such extraordinary corporate transactions including, without limitation, (i) voting to approve certain amendments to the Articles of Incorporation and bylaws of the Issuer; (ii) purchasing shares of the outstanding Common Stock in the open market or otherwise, (ii) making an offer to purchase shares of the Issuer’s outstanding shares of Common Stock, through a negotiated transaction or otherwise, or (iii) The Reporting Persons may also sell some or all of his respective shares of Common Stock through registered public offerings, or in market or privately negotiated transactions, and may change his intentions with respect to any and all of the matters referred to in this Item 4.

Except as set forth above, as of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) Any action similar to any of those enumerated above.
Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as he may deem necessary or appropriate in the future.
The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer
(a) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 5,100,000 shares of Common Stock.
(b) Xuemei Fang has the sole power to vote and dispose of 3,100,000 shares of Common Stock. ZhongNan Xu has the sole power to vote and dispose of 2,100,000 shares of Common Stock.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

(d)           Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Inapplicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D or attached hereto as an Exhibit, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit A - Form of stock option agreement.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2004	XUEMEI FANG, AN INDIVIDUAL

/s/ Xuemei Fang

ZHONGNAN XU, AN INDIVIDUAL

/s/ ZhongNan Xu

Exhibit A

Stock Option Agreement

This option agreement is entered into by and between                            (“Grantor”), and Xuemei Fang and ZhongNan Xu, jointly and severally (“Grantees”), as of this      day of March 2004.

1.                                       Consideration.  In consideration for the granting to the Grantees by Grantor of the hereinafter set forth option to purchase               shares of the common stock, par value $.001 per share (the “Common Stock”) of Kubla Khan, Inc. (the “Company”), Grantees have in addition to other matters in this Agreement agreed to enter into a subscription agreement to purchase certain shares of the Common Stock from the Company for a purchase price of $.10 per share, which Grantor acknowledges and agrees will provide significant benefit to Grantor.

2.                                       Grant of Option.  In consideration of the agreements in 1 above, Grantor hereby irrevocably grants to Grantees, jointly and severally, or to such person or entity designated by Grantees an option to purchase an aggregate of 20,000 shares of Common Stock (as adjusted for splits, stock dividends and the like) at an exercise price of $.40 per share (the “Option”).  The Option shall be exercisable on the date hereof, and thereafter must be exercised on or before Tuesday, March 1, 2005 or it shall expire and be of no further force or effect.  Grantor agrees that the certificate representing the shares of common stock underlying the Option shall have a legend substantially in the form of:

“The shares represented by this certificate are subject to an Option Agreement by and between the holder hereof and Optionee.  Any transfer, sale, assignment or hypothecation of the share represented by this certificate shall be subject to such Option Agreement.  Further, these share may not be encumbered or made subject to any lien without the prior written consent of such Optionee.”

3.                                       Successors and Assigns.  Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

4.                                       Entire Agreement.  This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject hereof and no party shall be liable or bound to any other party in any manner by any covenants or agreements except as specifically set forth herein or therein.  Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

5.                                       Severability.  In case any provision of this Agreement shall be invalid, illegal, or unenforceable, it shall, to the extent practicable, be modified so as to make it valid, legal and enforceable and to retain as nearly as practicable the intent of the parties; and the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

6.                                       Amendment and Waiver.  Any amendment to this Agreement shall be in writing and signed by the Grantor and the Grantees.  The failure or delay of either party to require performance by the other party of any provision hereof shall not affect its right to require performance of such provision unless and until such performance has been waived in writing.  Each and every right hereunder is cumulative and may be exercised in part or in whole from time to time.

7.                                       Counterparts.  This Agreement may be signed in counterparts and by facsimile, each of which shall be an original, but both of which shall constitute one and the same instrument.

8.                                       Titles and Subtitles, Number and Gender.  The titles of the paragraphs and subparagraphs of this Agreement are for convenience of reference only and are not to be considered in construing this

Agreement.  Whenever the context requires, the plural shall include the singular and the reverse and each gender shall include the others.

9.                                       Governing Law.  This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents, made and to be performed entirely within the State of California.  If any California law or laws shall require or permit the application of the laws of any other jurisdiction to this Agreement, such California law or laws shall be disregarded with the effect that the remaining laws of the State of California shall nonetheless be applied.

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